

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Kathleen Simpson-Taylor
Chief Financial Officer
A-Mark Precious Metals, Inc.
2121 Rosecrans Ave., Suite 6300
El Segundo, CA 90245

> **Re: A-Mark Precious Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 2, 2022**
> **File No. 1-36347**

Dear Kathleen Simpson-Taylor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Earnings before interest, taxes, depreciation, and amortization, page 46

1. Your reconciliation of EBITDA to Operating Cash Flows presents the non-GAAP measure more prominently than the comparable GAAP measure. Please revise the reconciliation to begin with the net cash used in operating activities for equal or greater prominence. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your disclosure in the Form 10-Q for fiscal quarter ended December 31, 2022 and Item 2.02 Form 8-K dated February 7, 2023.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 55

2. Please tell us your consideration of including the disclosures in Item 305 of Regulation S-

K since you are no longer a smaller reporting company.

<u>Item 8. Financial Statements and Supplemental Data, page 56</u>

3.   Please tell us your consideration of presenting statements of comprehensive income, statements of cash flows, and statements of stockholders' equity for each of the three fiscal years ended June 30, 2022 in accordance with Rules 3-02 and 3-04 of Regulation S-X.

<u>Signatures, page 107</u>

4.   The annual report should also be signed by Kathleen Simpson-Taylor in her capacity as the Chief Accounting Officer or Controller or the person performing this function. Refer to General Instruction D(2)(a) to Form 10-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you have questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services